

02004764

SEC [illegible] COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

RECD S.E.C. [illegible] 2 [illegible] 2002 [illegible] 516

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: eFounders Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2030 Union Street, Suite 201
(No. and Street)

San Francisco	CA	94123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bashir Wada (415) 354-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mah & Associates, LLP
(Name – *if individual, state last, first, middle name*)

One Embarcadero Center #711	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert K. Mah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of eFounders Securities, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



YOLANDA C. AQUINO
Commission # 1324694
Notary Public - California
San Francisco County
My Comm. Expires Nov 7, 2005

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

eFOUNDERS SECURITIES, LLC

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2001
TOGETHER WITH
INDEPENDENT AUDITORS' REPORT



Mah&Associates,LLP
CERTIFIED
PUBLIC
ACCOUNTANTS



INDEPENDENT AUDITORS' REPORT

To the Members of
eFounders Securities, LLC:

We have audited the accompanying balance sheet of eFounders Securities, LLC (a California Limited Liability Company) as of December 31, 2001, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

ONE EMBARCADERO CENTER, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982-1111, TEL 415 981-1111

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eFounders Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mah & Associates, LLP

April 2, 2002

eFOUNDERS SECURITIES, LLC

BALANCE SHEET - DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 10,211

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		$ -
MEMBER'S EQUITY		
Member's equity, beginning of year	$ -	
Contribution	10,000	
		$ 10,000
Net income		211
Member's equity, end of year		$ 10,211
Total liabilities and member's equity		$ 10,211

The accompanying notes are an integral part of this financial statement.

eFOUNDERS SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	$	-
MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES		-
Income from operations	$	-
INTEREST INCOME		211
NET INCOME	$	211

The accompanying notes are an integral part of this financial statement.

eFOUNDERS SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	211
Net cash provided by operating activities	$	211
CASH FLOWS FROM INVESTING ACTIVITIES:	$	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from member's contribution	$	10,000
Net cash provided by financing activities	$	10,000
NET INCREASE IN CASH	$	10,211
CASH - BEGINNING OF YEAR		-
CASH - END OF YEAR	$	10,211
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of this financial statement.

eFOUNDERS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. **Summary of Significant Accounting Policies**

General – eFounders Securities, LLC (a California Limited Liability Company, "the company"), was approved as a Broker Dealer by the NASD in May 2001. The company provides entrepreneurs with financial products.

Cash and Cash Equivalents – Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Income Taxes – The company and its members elected income tax status as a limited liability company from its inception. Under this election, the members of the company are personally liable for federal and state income taxes. The company is liable for state LLC fees on revenue generated.

Estimates Included in the Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of

revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, both defined by the rule. As of December 31, 2001, the company had a net capital of $10,211, which was $5,211 in excess of its required net capital of $5,000.

Net capital was as follows:

Total ownerships' equity	$	10,211
Ownerships' equity not allowable for net capital		-
Total ownerships' equity qualified for net capital	$	10,211
Subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings	$	10,211
Net capital before haircuts on securities positions	$	10,211
Haircuts on securities		-
Net Capital	$	10,211

The company is required to maintain a minimum net capital of $5,000. The company operates under a "fully-disclosed" basis, whereby the company will not hold customer funds or safekeep customer securities. Therefore, the computation pursuant to Rule 15c3-3 is not required.

Statement of changes in liabilities subordinated to claims of general creditors – (d) (2)	None